                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       PEGASUS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    705904100
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               H. Bryan Ives, III
                   Nelson Mullins Riley & Scarborough, L.L.P.
              NationsBank Corporate Center; 26th Floor, Suite 2600
                             100 North Tryon Street
                         Charlotte, North Carolina 28202
                                 (704) 417-3100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 27, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D


CUSIP NO. 705904100

--------------------------------------------------------------------------------
1) Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)

         Columbia Capital Corporation
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group*


                                                                        (a)  [ ]


                                                                        (b)  [X]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds      OO

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
             Virginia
--------------------------------------------------------------------------------
Number of Shares                    7)      Sole Voting Power:                0
Beneficially Owned
By Each Reporting
Person With                         8)      Shared Voting Power:      6,842,506


                                    9)      Sole Dispositive Power:     429,812

                                   10)      Shared Dispositive Power:         0

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                          6,842,506
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
                                       43.1%
--------------------------------------------------------------------------------
14)      Type of Reporting Person
             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 705904100

--------------------------------------------------------------------------------
1) Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)

         Columbia DBS, Inc.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group*


                                                                        (a)  [ ]


                                                                        (b)  [X]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds      OO

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
             Virginia
--------------------------------------------------------------------------------
Number of Shares                     7)      Sole Voting Power:               0
Beneficially Owned
By Each Reporting
Person With                          8)      Shared Voting Power:     6,842,506


                                     9)      Sole Dispositive Power:     18,316


                                    10)      Shared Dispositive Power:        0

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                        6,842,506
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
                      43.1%
--------------------------------------------------------------------------------
14)      Type of Reporting Person
             CO
--------------------------------------------------------------------------------

         This Schedule 13D is filed in connection with the closing of the transactions under that certain Agreement and Plan of Merger dated January 8, 1998 (the "Agreement") among the Issuer, certain of its shareholders, Pegasus DTS Merger Sub, Inc. ("Merger Sub"), Digital Television Services, Inc. ("DTS") and certain of its stockholders, pursuant to which Merger Sub, a wholly-owned subsidiary of the Issuer, merged into DTS and DTS became a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Issuer issued 5,471,296 shares of its Class A Common Stock, par value $.01 per share , to the former stockholders of DTS in exchange for all of the issued and outstanding shares of the capital stock of DTS. In connection with the Merger, the Issuer and the Reporting Persons entered into the Voting Agreement (as defined herein) with certain of the persons to whom those shares were issued. Because of the Voting Agreement, the Reporting Persons share voting power over the shares held by the other parties to the Voting Agreement and, under the Commission's rules, are deemed to beneficially own them. The purpose of this
Schedule 13D is to reflect the Reporting Persons' deemed beneficial ownership of these shares.

         ITEM 1.    SECURITY AND ISSUER.

                  This Schedule 13D relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located at 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, PA 19087.

         ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed with respect to Columbia Capital Corporation, a Virginia corporation ("CCC"), and Columbia DBS, Inc., a Virginia corporation ("DBS"). Each of CCC and DBS are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons may be deemed to be part of a "group" as a result of the Voting Agreement (as defined in Item 6) and, pursuant to an agreement between the Reporting Persons (which is filed with this Schedule 13D as Exhibit 1) and as permitted by Rule 13d-1(f) under the Securities Exchange Act of 1934, the Reporting Persons are filing this joint statement.

         Shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted in to Class A Common Stock upon transfer to persons who are not Permitted Transferees (as that term is defined in the Issuer's Amended and Restated Certificate of Incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

         By reason of the Voting Agreement described in Item 6, the Reporting Persons share voting power over the shares of Class A Common Stock beneficially owned by the persons identified in Item 6 and are deemed to be beneficial owners thereof. The Reporting Persons are advised that certain of the persons described in Item 6 are separately filing one or more statements on Schedule 13D, pursuant to Rule 13d-1(f)(2), with respect to their beneficial ownership of the Issuer's securities.

         The principal business of CCC is providing capital, financial services and strategic guidance to companies in the communications and media industries. The principal business of DBS is investing in companies engaged in the satellite television business. The principal business address of each Reporting Person is 201 North Union Street, Alexandria, Virginia 22314. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (a "Criminal Conviction") or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws (a "Civil Violation").

         Messrs. Robert B. Blow, Mark J. Kington, David P. Mixer, James B. Murray, Jr. and Mark R. Warner constitute all of the directors of each of the Reporting Persons (the "Directors"). Each of the Directors, together with Mr. Neil P. Byrne, constitute all of the executive officers of CCC (the "CCC Executive Officers"). The executive officers of DBS are Messrs. Murray and Byrne, Mr. Harry F. Hopper, III, Mr. Douglas S. Holladay, Jr. and Mr. Donald A. Doering (the "DBS Executive Officers", and together with the CCC Executive Officers, the "Executive Officers"). The principal business address for each of the Directors and Executive Officers other than Messrs. Holladay and Doering is 201 North Union Street, Alexandria, Virginia 22314. The principal business address of Messrs. Doering and Holladay is 880 Holcomb Bridge Road, Building C-200, Roswell, Georgia 30076. Each of the Directors and Executive Officers is a citizen of the United States. None of the Directors or Executive Officers has been subject to a Criminal Conviction or Civil Violation.


         ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As provided in the Merger Agreement, the consideration given by each Reporting Person (and each Director and Executive Officer) for the shares of Class A Common Stock held by it or him (and described in Item 5) consisted solely of shares of the outstanding capital stock of DTS.

         ITEM 4.    PURPOSE OF TRANSACTION.

         The composition of the Issuer's board of directors has been changed to satisfy the requirements of the Voting Agreement, as more fully described in
Item 6. Otherwise, neither of the Reporting Persons, any Director or Executive Officer has any present plans, or contemplates any present proposals, that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

         ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons, the Directors and Executive Officers are deemed to be the beneficial owners of the number and percentage of the Issuer's Class A Common Stock set forth below:

                                       Shares of Class A
         Name                           Common Stock (1)       %(1)
         ----                           ----------------       ----

Columbia Capital Corporation(2)(3)         6,842,506           43.1
Columbia DBS, Inc.(2)(4)                   6,842,506           43.1
Robert B. Blow (5)                           510,605            4.5
Mark J. Kington                              511,891            4.5
David P. Mixer (6)                           511,891            4.5
James B. Murray, Jr                          511,891            4.5
Mark R. Warner                               511,892            4.5
Harry F. Hopper, III                         180,036            1.6
Neil P. Byrne                                 51,460              *
Donald A. Doering                             48,917              *
Douglas S. Holladay(7)                       114,736            1.0

 *       Less than one percent.

(1) The number and percentage of shares reported as beneficially owned for each person are calculated assuming conversion of all Class B Common Shares beneficially owned by such person into Class A Common Shares.

(2) Includes 4,581,900 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by persons identified in Item 6 and deemed to be beneficially owned by this person solely by reason of the Voting Agreement described in Item 6.

(3) Includes 1,830,794 shares of Class A Common Stock held by the persons identified in Item 6 and deemed to be beneficially owned by this person solely by reason of the Voting Agreement described in Item 6.

(4) Includes 2,242,290 shares of Class A Common Stock held by the persons identified in Item 6 and deemed to be beneficially owned by this person solely by reason of the Voting Agreement described in Item 6.

(5) Excludes 1,284 shares of Class A Common Stock held by Blow Children's Trust that the trustee, Mr. David Dunehew, has the right to vote and direct the disposition of. Mr. Blow disclaims beneficial ownership of the shares of Class A Common Stock held by the Trust.

(6) Includes 100,400 shares of Class A Common Stock held by Dalton Venture Family, L.P. and 411,491 shares of Class A Common Stock held by Dalton Trust, all of which are deemed to be beneficially owned by Mr. Mixer.

(7) The 114,736 shares of Class A Common Stock beneficially owned by Mr. Holladay are held by the Holladay Family Limited Partnership, of which Mr. Holladay is the general partner.

         (b) CCC and DBS share voting power over all 6,842,506 shares of Class A Common Stock beneficially owned by each of them with the other parties to the Voting Agreement described in Item 6. CCC has sole dispositive power over all 429,812 shares of Class A Common Stock owned directly by it. DBS has sole dispositive power over all 18,316 shares of Class A Common Stock owned directly by it.

         All of the Directors and Executive Officers have sole dispositive and voting power over all shares beneficially owned by each of them.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 27, 1998, a wholly-owned subsidiary of the Issuer merged (the "Merger") into Digital Television Services, Inc., a Delaware corporation ("DTS"), as a result of which DTS became a wholly owned subsidiary of the Issuer, and the Issuer issued 5,471,296 shares of Class A Common Stock to the former stockholders of DTS. In connection with the Merger, the Issuer and the Reporting Persons entered into a voting agreement dated April 27, 1998 (the "Voting Agreement") with Pegasus Capital, L.P., Pegasus Communications Holdings, Inc., Whitney Equity Partners, L.P., Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P., Kennedy Plaza Partners, and Marshall W. Pagon. The Voting Agreement obligates the parties thereto to vote their shares of the Issuer's Class A Common Stock and Class B Common Stock to elect to the Issuer's board of directors three persons designated by Mr. Pagon, one person designated by CCC, one person designated by Whitney Equity Partners, L.P., one person designated by Chisholm Partners III, L.P., and three Independent Directors (as defined in the Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Mr. Pagon, one member designated by a majority of the directors designated by CCC, Whitney Equity Partners, L.P. and Chisholm Partners III, L.P., and one member designated by a majority of the Independent Directors. The parties to the Voting Agreement (other than the Reporting Persons) beneficially own, collectively, 6,394,378 shares of the Class A Common Stock. The Voting Agreement is filed as Exhibit 2 to this Schedule 13D.

         ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement dated May 4, 1998.

2.       Voting Agreement dated April 27, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   May 4, 1998

COLUMBIA CAPITAL CORPORATION

By:  /s/ Neil P. Byrne
     ----------------------------
         Neil P. Byrne
         Vice President

COLUMBIA DBS, INC.

By:  /s/ Neil P. Byrne
     ----------------------------
         Neil P. Byrne
         Vice President

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Pegasus Communications Corporation, a Delaware corporation, and any further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13D.

Date:  May 4, 1998

                                   COLUMBIA CAPITAL CORPORATION


                                   By:  /s/ Neil P. Byrne
                                        -------------------------
                                            Neil P. Byrne
                                            Vice President


                                   COLUMBIA DBS, INC.


                                   By:  /s/ Neil P. Byrne
                                        -------------------------
                                            Neil P. Byrne
                                            Vice President

         VOTING AGREEMENT, dated April 27, 1998, among PEGASUS COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"); COLUMBIA CAPITAL CORPORATION, a Virginia corporation, and COLUMBIA DBS, INC., a Virginia corporation; WHITNEY EQUITY PARTNERS, L.P., a Delaware limited partnership; FLEET VENTURE RESOURCES, INC., a Rhode Island corporation, FLEET EQUITY PARTNERS VI, L.P., a Delaware limited partnership, CHISHOLM PARTNERS III, L.P., a Delaware limited partnership, and KENNEDY PLAZA PARTNERS, a Rhode Island general partnership; and PEGASUS COMMUNICATIONS HOLDINGS, INC., a Delaware corporation, PEGASUS CAPITAL, L.P., a Pennsylvania limited partnership, PEGASUS SCRANTON OFFER CORP, a Delaware corporation, PEGASUS NORTHWEST OFFER CORP, a Delaware corporation, and MARSHALL W. PAGON, an individual.

         The Company, Pegasus DTS Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Digital Television Services, Inc., a Delaware corporation ("DTS"), and certain shareholders of the Company and of DTS are parties to an Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement"). Certain of the DTS Parties (this and certain other terms are defined in Section
1) or certain of their equity holders are shareholders of DTS.

         PCH, PCLP, PSOC and PNOC hold all the issued and outstanding shares of Class B Common Stock. Pagon controls PCH, PCLP, PSOC and PNOC.

         At the Closing held today under the Merger Agreement, Merger Sub is being merged with and into DTS, DTS is thereby becoming a wholly-owned subsidiary of the Company, and certain of the DTS Parties or certain of their equity holders are receiving shares of Class A Common Stock as the Merger Consideration. It is a condition precedent to the Closing that the parties execute and deliver this Agreement.

         NOW, THEREFORE, in consideration of the completion of the transactions contemplated by the Merger Agreement and of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, intending to be legally bound.


                                    SECTION 1
                                   DEFINITIONS

         1.1 Definitions. As used in this Agreement, the following terms have the following terms have the following meanings:

                  "Audit Committee": the audit committee of the Board of Directors referred to in Section 3.4.

                  "Board of Directors": the Board of Directors of the Company.

                  "Chisholm": Chisholm Partners III, L.P., a Delaware limited partnership.

                  "Chisholm Designee": a person designated by Chisholm to serve as a director in accordance with this Agreement.

                  "Class A Common Stock": the Company's Class A Common Stock, par value $0.01 per share.

                  "Class B Common Stock": the Company's Class B Common Stock, par value $0.01 per share.

                  "Columbia Capital": Columbia Capital Corporation, a Virginia corporation.

                  "Columbia Designee": a person designated by Columbia Capital to serve as a director in accordance with this Agreement.

                  "Columbia Parties": Columbia Capital and Columbia DBS, Inc., a Virginia corporation.

                  "Columbia Principals": each of James B. Murray, Jr., David P. Mixer, Mark R. Warner, Robert B. Blow, Mark J. Kington, Harry F. Hopper, III, R. Philip Herget, III, Neil P. Byrne, Barton Schneider and James Fleming.

                  "Committee": the Audit Committee, the Compensation Committee or the Nominating Committee.

                  "Compensation Committee": the compensation committee of the Board of Directors referred to in Section 3.4.

                  "Covered Shares": (a) the shares of Class A Common Stock received as the Merger Consideration by the shareholders of DTS that are parties to this Agreement; and (b) all shares of voting securities of the Company now or hereafter beneficially owned (within the meaning of the Securities Exchange Act of 1934) by PCH, PCLP, PSOC, PNOC or Pagon.

                  "Designation Right Loss Event": With respect to any person, any of the following, as determined by a majority of the Independent Directors (whose determination shall be conclusive):

                  (a) such person's designee as a director commits a breach of fiduciary duty to the Company or a material violation of any federal or state securities law in connection with the purchase or sale of any of the Company's securities;

                  (b) such person (or, in the case of Columbia Capital, any Columbia Principal who owns at the time 100,000 or more shares of Class A Common Stock) commits a material violation of any federal or state securities law in connection with the purchase or sale of any of the Company's securities;

                  (c) such person materially breaches its or his noncompetition or confidentiality agreement with the Company;

                  (d) such person shall own, control, manage or be financially interested, directly or indirectly, in any business (other than a less than 5% interest in a publicly held company) that competes with the Company or any of its Subsidiaries in any geographic area in which the Company does business; but this paragraph (d) shall not apply (1) to any investment held on November 5, 1997, (2) to any investment in a business that comes into competition with the Company or any of its Subsidiaries as a result of the Company's acquisition or establishment of a new business or its expansion into a geographic area in which it did not previously operate if such person shall have held such investment before the Company's management proposes to the Board of Directors such acquisition, establishment or expansion, (3) to any investment in an investment fund or pool that itself makes or holds an investment in a competitive business if such person (A) is regularly engaged in making investment of that kind and (B) does not have the power to, and does not in fact, exercise an influence on the decision of the fund or pool in making the investment in the competitive business, and (4) unless prior to the exercise by a majority of the Independent Directors of the right to terminate the relevant person's right to designate a director, such person is given notice of the potential applicability of this paragraph (d) and a reasonable opportunity to cure or modify the relationship to the satisfaction of a majority of the Independent Directors;

                  (e) such person shall violate Section 2; or

                  (f) any director designated by such person shall take or omit to take any action in his capacity as a director or Committee member in a manner materially inconsistent with this Agreement, and the Person who has the right to designate such director has not obtained such director's resignation as a director within 30 days after being requested to do so by the Board of Directors.

                  "Director" or "director":  a member of the Board of Directors.

                  "DTS":  as defined in the recitals.

                  "DTS Designee": a Columbia Designee, a Chisholm Designee or a Whitney Designee.

                  "DTS Parties": the Columbia Parties, Whitney and the Fleet Parties.

                  "Fleet Parties": Chisholm, Fleet Venture Resources, Inc., a Rhode Island corporation, Fleet Equity Partners VI, L.P., a Delaware limited partnership, and Kennedy Plaza Partners, a Rhode Island general partnership.

                  "Independent Director": a natural person who (a) is not Marshall W. Pagon or a Columbia Principal or an officer, employee or principal of the Company, PCH, PCLP, PSOC, PNOC, any of the Columbia Parties, Whitney, any of the Fleet Parties, DTS, or any of their subsidiaries or affiliates, or any spouse or sibling, or any ancestor or lineal descendant of any such person, spouse or sibling ("immediate family") (b) is not a former officer or employee of any such person,
         (c) does not in addition to such person's role as a director, act on a regular basis, either individually or as a member or representative of an organization, serving as a professional adviser, legal counsel or consultant to any such person, if, in the reasonable discretion of the Nominating Committee, such relationship is material to any such person, and (d) does not represent, and is not a member of the immediate family of, a person who would not satisfy the requirements of the preceding clauses (a), (b) and (c) of this sentence. A person who has been or is a partner, officer or director of an organization that has customary commercial, industrial, banking or underwriting relationships with any of the persons named in clause (a) of the preceding sentence that are carried on in the ordinary course of business and on an arms-length basis and who otherwise satisfies the requirements set forth in clauses
         (a), (b), (c) and (d) of the first sentence of this definition, may qualify as a Independent Director unless, in the reasonable discretion of the Nominating Committee, such person is not independent or may not be independent with respect to the management of the business and affairs of the Company. A person shall not be disqualified as an Independent Director under clause (b), (c) or (d) above solely because of such person's (or a member of such person's immediate family's) having served in any capacity with a business (other than DTS) acquired by the Company, or solely because such person is a representative or designee of any such business (whether or not the Company shall enter into a consulting agreement with such person in connection with such acquisition).

                  "Merger Agreement": as defined in the recitals.

                  "Merger Consideration": as defined in the Merger Agreement.

                  "Pagon": Marshall W. Pagon, an individual.

                  "Pagon Designee": a person designated by Pagon (or, in the event of his death or incapacity, by PCLP or another person appointed by Pagon for this purpose) to serve as a director in accordance with this Agreement.

                  "PCH": Pegasus Communications Holdings, Inc., a Delaware corporation.

                  "PCLP": Pegasus Capital, L.P., a Pennsylvania limited partnership.

                  "PNOC": Pegasus Northwest Offer Corp, a Delaware corporation.

                  "PSOC": Pegasus Scranton Offer Corp, a Delaware corporation.

                  "Permitted Transferee": as defined in the Company's certificate of incorporation on the date hereof.

                  "Person or "person": an individual, a partnership (general or limited), corporation, limited liability company, joint venture, business trust, cooperative, association or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision or other instrumentality thereof, or any other entity.

                  "Subsidiary": as defined in the Merger Agreement.

                  "Whitney": Whitney Equity Partners, L.P., a Delaware limited partnership.

                  "Whitney Designee": a person designated by Whitney to serve as a director in accordance with this Agreement.


                                    SECTION 2

                                     VOTING

         Section 2.1 Each party warrants to the others that it has voting control over the number of Covered Shares set forth opposite its name on Exhibit
A. Each party shall vote all Covered Shares held by it, or over which it has the power to direct the voting, as specified in this Agreement and shall take any and all other action necessary or appropriate to implement the provisions of this Agreement, including without limitation proposing and voting on amendments to the Company's certificate of incorporation and by-laws as may be necessary to fully implement the provisions hereof. No party shall permit any Covered Shares held by it, or over which it has the power to direct the voting, to be voted in any manner inconsistent with this Agreement. "Voting" includes the execution of written consents.

                                    SECTION 3

                        COMPOSITION OF BOARD OF DIRECTORS
                                 AND COMMITTEES

         Section 3.1 Board of Directors. Except as otherwise provided in Section 3.3, the Board of Directors shall consist of nine members, of whom:

                  (a) three will be Pagon Designees;

                  (b) one will be a Columbia Designee until Columbia Capital ceases to have the right to designate a director under Section 4.1;

                  (c) one will be a Whitney Designee until Whitney ceases to have the right to designate a director under Section 4.1;

                  (d) one will be a Chisholm Designee until Chisholm ceases to have the right to designate a director under Section 4.1; and

                  (e) three will be Independent Directors, who shall be the persons identified in Section 3.5(e) (so long as they continue to satisfy the definition of "Independent Director") or their successors (who satisfy the definition of "Independent Director") nominated by the Nominating Committee.

Section 2.1 shall apply to the election of directors specified in this Section 3.1.

         Section 3.2 Vacancies Caused by Resignation, etc.. Any vacancy in the Board of Directors or a Committee caused by the resignation, removal, incapacity or death of a Pagon Designee or a DTS Designee shall be filled by a person designated by the party that had the right to designate the resigned, removed, incapacitated or dead director or Committee member, except as provided in
Section 3.3. Section 2.1 shall apply to the election of directors and Committee members specified in this Section 3.2.

         Section 3.3       Other Vacancies.

                  (a) If Columbia Capital, Whitney or Chisholm ceases to have the right to designate a director pursuant to Section 4.1, such party shall promptly cause the director designated by it to resign if so requested by Pagon (or, in the event of his death or incapacity, by PCLP or another person appointed for Pagon for this purpose), except that in case of the loss pursuant to Section 4.1(a)(1), (b)(1) or (c)(1) of the right of Columbia Capital, Whitney or Chisholm to designate a director, as the case may be, which also results in the termination of this Agreement pursuant to Section 4.3, such party shall cause the director designated by it to resign not later than the date on which this Agreement terminates. Failing such resignation, such director may be removed in the manner provided by law. If a vacancy occurs in the Board of Directors by reason of any such required resignation or permitted removal, the Board of Directors (as constituted after giving effect to such vacancy) shall either (1) reduce the number of directors to eliminate the vacancy or (2) instruct the Nominating Committee to nominate an Independent Director to fill the vacancy.

                  (b) The size of the Board of Directors may be increased as provided by law. Each director elected to fill any position created by an increase in the size of the Board of Directors shall be an Independent Director.

                  (c) No party to this Agreement will take any action to fill a vacancy created under this Section 3.3 by a person who is not an Independent Director. Otherwise, Section 2.1 shall not apply to the election of directors to fill vacancies created under this Section 3.3

         Section 3.4 Committees. The Board of Directors shall establish an Audit Committee, a Nominating Committee and a Compensation Committee, each of which shall consist of three directors who shall be (1) a director designated by Pagon, (2) a director designated by a majority of the DTS Designees then serving as directors; and (3) one of the Independent Directors specified in Section 3.1(e) designated by the Board of Directors in the manner provided by law. The Audit Committee and the Compensation Committee shall have the powers and functions of the present audit committee and compensation committee of the Board of Directors. The Nominating Committee shall nominate all persons (other than the Pagon Designees and the DTS Designees) to serve as directors, which nominee shall be subject to election by the shareholders of the Company or subject to appointment by the Board of Directors to fill vacancies. The Company shall not establish a committee with the authority to act on all or substantially all matters on which the Board of Directors may act (commonly known as an "executive committee") without the consent of a majority of the DTS Designees.

         Section 3.5 Initial Designations. The parties make the following designations pursuant to this Section 3:

                  (a) Two of the Pagon Designees are Pagon and Robert N. Verdecchio.

                  (b) The Columbia Designee is Harry F. Hopper, III.

                  (c) The Whitney Designee is Michael C. Brooks.

                  (d) The Chisholm Designee is Riordon B. Smith.

                  (e) The Independent Directors specified in Section 3.1(e) are James J. McEntee, III, Mary C. Metzger and Donald W. Weber, each of whom is currently a director of the Company.

Immediately following the execution of this Agreement, the Board of Directors shall take such action as shall be required to create vacancies on the Board of Directors and to elect persons to the Board of Directors as specified in this
Section 3.5. The parties will make their designations to the Committees at a later date.

         Section 3.6 Subsequent Designations. Except as provided in Section 3.5, each party to this Agreement that is entitled to designate one or more directors or Committee members shall do so by written notice to each of the other parties to this Agreement and to the Secretary of the Company, signed by the Person making such designation.

         Section 3.7 Removal. Any director may be removed by the shareholders of the Company in the manner provided by law, except that no DTS Designee may be removed without the written consent of the party that designated him unless such party shall have ceased to have the right to designate a director pursuant to
Section 4.1. Section 2.1 shall apply to this Section 3.7.

         Section 3.8 Chairman, President and Chief Executive Officer. For so long as this Agreement is in effect, Pagon will be elected by the Board of Directors as Chairman, President and Chief Executive Officer of the Company, except in case of incapacity.

         Section 3.9 Preferred Stock. If the holders of the Company's 12-3/4% Series A Cumulative Exchangeable Preferred Stock shall become entitled to elect directors in accordance with the terms thereof, this Agreement shall not apply to any additional directorships to which their rights apply.

         Section 3.10 Failure or Delay in Making Designations. No failure or delay by any party in making any designation of a director or Committee member (including the fact that Pagon has made only two of his three designations in Section 3.5(a)) shall constitute a waiver of such party's right to make designations in the future.

                                    SECTION 4

                                   TERMINATION

         Section 4.1 Termination of Designation Rights.

                  (a) Columbia Capital shall cease to have the right to designate a director if at any time (1) the Columbia Parties and the Columbia Principals collectively own less than half the Covered Shares received by the Columbia Parties and the Columbia Principals pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to any Columbia Party or any Columbia Principal.

                  (b) Whitney shall cease to have the right to designate a director if at any time (1) Whitney owns less than half the Covered Shares received by it pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to Whitney.

                  (c) Chisholm shall cease to have the right to designate a director if at any time (1) the Fleet Parties collectively own less than half the Covered Shares received by them pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to any Fleet Party.

                  (d) For purposes of this Section 4.1, a party no longer owns Covered Shares distributed to its equity holders unless the distributee is also a party to this Agreement or, in the case of the Columbia Parties, is a Columbia Principal. Continuing ownership of Covered Shares shall be determined by the specific identification method.

                  (e) For purposes of this Section 4.1, if the Columbia Parties, the Columbia Principals, the Fleet Parties and Whitney, or any of them, shall transfer any Covered Shares to a partnership or limited liability company wholly owned by such transferors immediately following the Closing, then for purposes of this Section 4.1 the transferor shall be deemed to own a portion of the Covered Shares transferred to such partnership or limited liability company, which portion shall be designated in writing by such partnership or limited liability company to the Company at the time of the transfer of such Covered Shares, as long as (i) such partnership or limited liability company continues to own such Covered Shares, and (ii) such transferors continue to own all of the equity interests in such partnership or limited liability company.

         Section 4.2 Termination of Voting Obligations.

                  (a) The obligations of any party under Section 2.1 shall terminate with respect to any Covered Share upon the sale or other transfer of such Covered Share to any person who is not a party to this Agreement and is not required by subsection (b) to become a party to this Agreement.

                  (b) PCH, PCLP, PSOC or PNOC shall not sell or otherwise transfer any Covered Shares to a Permitted Transferee unless the Permitted Transferee agrees in writing to be bound by, and to become a party to, this Agreement (including the requirements of this subsection) to the same extent as its transferor, as it relates to the Covered Shares so transferred.

         Section 4.3 Termination of Agreement. This Agreement shall terminate in its entirety on the date of the meeting of the Company's shareholders at which directors are scheduled to be elected next following the date on which all of Columbia Capital, Whitney and Chisholm shall cease to have the right to designate a director pursuant to Section 4.1. Neither Section 2 nor the requirements of this Agreement relating to actions by the Nominating Committee shall apply to the election of directors to occur at such meeting.


                                    SECTION 5

                                  MISCELLANEOUS

         Section 5.1 Notices. Except as otherwise provided below, whenever it is provided in this Agreement that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties hereto, or whenever any of the parties hereto, wishes to provide to or serve upon the other party any other communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be delivered in person or sent by telecopy, as specified in the Merger Agreement.

         Section 5.2 Entire Agreement. This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter; and this Agreement can be amended, supplemented or changed, and any provision hereof can be waived or a departure from any provision hereof can be consented to, only by a written instrument making specific reference to this Agreement signed by all parties to this Agreement other than (a) the Columbia Parties if Columbia Capital shall no longer have the right to designate a director pursuant to Section 4.1, (b) Whitney if Whitney shall no longer have the right to designate a director pursuant to Section 4.1, or (c) the Fleet Parties if Chisholm shall no longer have the right to designate a director under
Section 4.1.

         Section 5.3 Paragraph Headings. The paragraph headings contained in this Agreement are for general reference purposes only and shall not affect in any manner the meaning, interpretation or construction of the terms or other provisions of this Agreement.

         Section 5.4 Applicable Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of Delaware applicable to contracts to be made, executed, delivered and performed wholly within such state and, in any case, without regard to the conflicts of law principles of such state.

         Section 5.5 Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

         Section 5.6 No Waiver. The failure of any party at any time or times to require performance of any provision hereof shall not affect the right at a later time to enforce the same. No waiver by any party of any condition, and no breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

         Section 5.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument. Not all parties need sign the same counterpart. Delivery by facsimile of a signature page to this Agreement shall have the same effect as delivery of an original executed counterpart.

         Section 5.8 Successors and Assigns. Subject to Section 4.1(d), this Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the date first written above.

                         PEGASUS COMMUNICATIONS CORPORATION

                         By:   /s/   Howard E. Verlin
                               ------------------------------
                                     Howard E. Verlin,
                                     Vice President


                         PEGASUS CAPITAL, L.P.
                         By:  Pegasus Capital, Ltd., General Partner

                         By:   /s/   Howard E. Verlin
                               ------------------------------
                                     Howard E. Verlin,
                                     Vice President


                         PEGASUS COMMUNICATIONS HOLDINGS, INC.

                         By:   /s/   Howard E. Verlin
                               ------------------------------
                                     Howard E. Verlin,
                                     Vice President


                         PEGASUS SCRANTON OFFER CORP

                         By:   /s/   Howard E. Verlin
                               ------------------------------
                                     Howard E. Verlin,
                                     Vice President


                         PEGASUS NORTHWEST OFFER CORP

                         By:   /s/   Howard E. Verlin
                               ------------------------------
                                     Howard E. Verlin,
                                     Vice President

                               /s/    Marshall W. Pagon
                               ------------------------------
                                      Marshall W. Pagon



                               FLEET VENTURE RESOURCES, INC.

                               By:  /s/      Riordon B. Smith
                                    -----------------------------------
                                      Name:  Riordon B. Smith
                                      Title: Senior Vice President


                               FLEET EQUITY PARTNERS VI, L.P.
                               By: Fleet Growth Resources II, Inc.
                                   Its General Partner

                               By:  /s/      Riordon B. Smith
                                    -----------------------------------
                                      Name:  Riordon B. Smith
                                      Title: Senior Vice President


                               CHISHOLM PARTNERS III, L.P.
                               By:  Silverado III L.P., its general partner
                               By:  Silverado III Corp., its general partner

                               By:  /s/      Riordon B. Smith
                                    -----------------------------------
                                      Name:  Riordon B. Smith
                                      Title: Senior Vice President


                               KENNEDY PLAZA PARTNERS

                               By:  /s/      Riordon B. Smith
                                    -----------------------------------
                                      Name:  Riordon B. Smith
                                      Title: General Partner

                               WHITNEY EQUITY PARTNERS, L.P.
                               By: J.H. Whitney Equity Partners LLC
                                   Its General Partner

                               By:  /s/      Daniel J. O'Brien
                                    -----------------------------------
                                      Name:  Daniel J. O'Brien
                                      Title: Managing Member


                               COLUMBIA CAPITAL CORPORATION

                               By:  /s/      Neil P. Byrne
                                    -----------------------------------
                                      Name:  Neil P. Byrne
                                      Title: Vice President


                               COLUMBIA DBS, INC.

                               By:  /s/      Neil P. Byrne
                                    -----------------------------------
                                      Name:  Neil P. Byrne
                                      Title: Vice President

                                    EXHIBIT A



                                                           Covered Shares
                                     -------------------------------------------
Shareholder                          Class A Common Stock   Class B Common Stock
---------------------------------------------------------   --------------------
Whitney Equity Partners, L.P.                959,473
Fleet Venture Resources, Inc.                406,186
Fleet Equity Partners VI, L.P.
                                             174,079
Chisholm Partners III, L.P.                  147,611
Kennedy Plaza Partners                        10,179
Columbia Capital Corporation                 429,812
Columbia DBS, Inc.                            18,316
Pegasus Capital, L.P.                                            1,217,348
Pegasus Communications Holdings, Inc.                            3,123,856
Pegasus Northwest Offer Corp.                                      122,338
Pegasus Scranton Offer Corp.                                       118,358
Marshall W. Pagon                             12,699